

Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

August 5, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 1, 2025, The Nasdaq Stock Market (the "Exchange") received from BRBI BR Partners S.A. (the "Registrant") a copy of the Registrant's application on Form 20-F for the registration of the following security:

American Depositary Shares, each representing four units (or a right to receive four units), each of which is composed of one common share, no par value, and two preferred shares, no par value, of BRBI BR Partners S.A.

Units, each composed of one common share, no par value, and two preferred shares, no par value*

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi

* Not for trading, but only in connection with the listing of the American Depositary Shares on the Nasdaq Stock Market LLC.